================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                 SCHEDULE 14D-9
                             WASHINGTON, D.C. 20549

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          CHIPS AND TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          CHIPS AND TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                        COMMON STOCK $0.01 PAR VALUE AND
                          COMMON STOCK PURCHASE RIGHTS
                        (TITLE OF CLASSES OF SECURITIES)

                                   170021109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JEFFERY ANNE TATUM
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CHIPS AND TECHNOLOGIES, INC.
                                2950 ZANKER ROAD
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-0600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             BRADLEY J. ROCK, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301

================================================================================

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Intel Corporation, a Delaware corporation ("Intel"), through its wholly owned subsidiary Intel Enterprise Corporation, a Delaware corporation ("Purchaser"), to purchase all of the Shares (as defined below) of Chips and Technologies, Inc., a Delaware corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Chips and Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 2950 Zanker Road, San Jose, California 95134. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock of the Company, par value $0.01 per share, and all associated rights, including Common Stock Purchase Rights (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1, dated August 1, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Intel and Purchaser, relating to an offer by the Purchaser on behalf of Intel, to purchase all outstanding Shares at a price of $17.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth therein. The principal executive offices of each of Intel and Purchaser are located at 2200 Mission College Boulevard, Santa Clara, California 95052.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 27, 1997 (the "Merger Agreement") by and among the Company, Intel and Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law" or the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Intel. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or by any subsidiary of the Company, or owned by Purchaser, by Intel, or any other subsidiary of Intel or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "Merger Consideration"). The Merger Agreement is summarized in
Item 3 of this Schedule 14D-9. Purchaser is acting with the consent of the Company on behalf of Intel in making the Offer. The making of the Offer is the responsibility of Intel under the Merger Agreement and the making of the Offer by Purchaser is not intended to and does not in any way reduce Intel's obligations, duties and liabilities under the Merger Agreement or otherwise.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) Certain contracts, agreements, arrangements or understandings known to the Company between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) certain of Intel's executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). Other such contracts, arrangements and understandings known to the Company are described below. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of

                                        1
1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Intel's right (upon the acquisition by Purchaser of Shares pursuant to the Offer) to designate persons to be appointed to the Board of Directors of the Company without a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference.

INDEMNIFICATION AGREEMENTS

     The Company is party to indemnification agreements with each person who, as of July 27, 1997, was either a director or an executive officer of the Company. The indemnification agreements generally provide for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred by the indemnitee if the indemnitee is or was a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such indemnitee is or was serving the Company (or a subsidiary of the Company) as a director, officer, employee or agent, or by reason of any action or inaction on the part of indemnitee while serving in such capacity, and any and all judgments, fines and amounts paid in settlement of any claim, provided that indemnitee acted in good faith and in a manner indemnitee reasonably believed to be in or not opposed to the best interests of the Company and its stockholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe indemnitee's conduct was unlawful, or unless it is determined that such indemnification is not permitted under applicable law. The indemnification agreements also provide for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware Law, the Company's Certificate of Incorporation, the Company's Bylaws or otherwise. The form of indemnification agreement has been filed as Exhibit
(c)(2) to this Schedule 14D-9 and is hereby incorporated by reference.

     The Certificate of Incorporation of the Company, as amended to date (the "Certificate of Incorporation"), provides that, to the fullest extent permitted by Delaware Law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is hereby incorporated by reference.
Article VIII of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. The Bylaws of the Company have been filed as Exhibit (c)(4) to this Schedule 14D-9 and are hereby incorporated by reference.

THE MERGER AGREEMENT

     The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Annex B.

     The Offer. The Merger Agreement provides for the making of the Offer. Purchaser is acting with the consent of the Company on behalf of Intel in making the Offer. The making of the Offer is Intel's responsibility under the terms of the Merger Agreement and the making of the Offer by Purchaser does not in any way reduce Intel's obligations, duties and liabilities under the Merger Agreement. Intel's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in Annex A to the Merger Agreement. Pursuant to the Merger Agreement, Intel expressly reserves the right to waive any of the conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, Intel may not decrease the Offer Price, modify the condition that Purchaser must receive a majority of the outstanding Shares on a fully-diluted basis ("the Minimum Condition"), change the form of consideration payable, decrease the number of Shares sought, amend the conditions to the Offer to broaden the scope of such conditions, amend any other term of the Offer in a manner adverse to the holders of Shares or extend the Offer (except as permitted by the Merger Agreement) in any manner that is materially adverse to the holders of Shares. Notwithstanding the foregoing, Intel may (i) extend the expiration date from time to time if at the date of the Offer all conditions to the Offer have not been satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission applicable to the Offer, and (iii) extend the Offer for any reason on one or more occasions for an aggregate period of not more than twenty (20) business days beyond the latest Expiration Date that would otherwise be permitted as described in clauses (i) or (ii) of this sentence if on such expiration date there shall not have been tendered at least 90% of the outstanding Shares. If all conditions to the Offer are not satisfied but are reasonably capable of being satisfied, Intel shall extend the Offer until the waiver or the satisfaction of such conditions; provided that Intel shall not be required to extend the Offer beyond October 31, 1997.

     The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company, as a result of which the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. The Effective Time will occur at the date and time that a certificate of merger in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law (the "Certificate of Merger") is filed with the Secretary of State of the State of Delaware. The Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware. In the Merger, each outstanding Share (other than Shares held by Intel, Purchaser or any other subsidiary of Intel or held in the treasury of the Company or by any subsidiary of the Company, which will be canceled and retired without any payment with respect thereto, or Shares with respect to which the holder properly exercises such holder's dissenters' rights under the DGCL) will be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration"). Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation. The Certificate of Incorporation of the Company at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation until modified in accordance with applicable law. The Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation. The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation until their successors are duly elected and qualified, and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until replaced in accordance with the Bylaws of the Surviving Corporation.

     Stockholders' Meeting. The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board, will call a meeting of its stockholders to be held as promptly as practicable following the acceptance for payment of Shares pursuant to the Offer for the purpose of considering and voting on the approval of the Merger and adoption of the Merger Agreement. Under the Merger Agreement, Intel has agreed to vote, or cause to be voted, at any such meeting all Shares owned by it, Purchaser or any other subsidiary of Intel in favor of the Merger.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, capitalization, subsidiaries, corporate authorization relative to the Merger Agreement, governmental consents and approvals, Commission reports, financial statements, intellectual property rights, litigation mattters, documents relating to the Offer and the Merger, the Rights Agreement and other matters. Intel and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization relative to the Merger Agreement, governmental consents and approvals, documents relating to the Offer and the Merger, financing of the Offer and the Merger, and other matters.

     Conduct of Business Pending the Merger. The Company has agreed that, prior to the acceptance for payment and purchase of Shares pursuant to the Offer, unless Intel shall otherwise agree, or as otherwise contemplated in the Merger Agreement, (i) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course, (ii) the Company will not, among other things, (a) sell or pledge or agree to sell or pledge any stock owned by it or any of its subsidiaries, (b) amend its Certificate of Incorporation or Bylaws, or (c) split, combine or reclassify the outstanding Shares or (d) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, and (iii) neither the Company nor any of its subsidiaries will, except under certain circumstances as set forth in the Merger Agreement, (a) issue or agree to issue any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class other than Shares issuable pursuant to presently outstanding Options, (b) transfer property or assets, (c) assume the obligations of any other person, (d) make any loans to any other person, (e) make any capital expenditures in excess of certain limits, (f) enter into employment agreements except for agreements with certain employees, (g) enter into or amend any compensation or benefit plan, (h) change any accounting principles or practices, (j) compromise any material claims; (k) make a tax election, (l) take any action which would cause the representations and warranties contained in the Merger Agreement to become untrue, or (m) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

     Conditions to the Merger. The obligation of each of the Company, Intel and Purchaser to consummate the Merger is subject to the satisfaction or waiver of each of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite vote of the stockholders, if such vote is required by applicable law, (ii) any governmental consents or approvals required to consummate the Merger shall have been obtained (except where the failure to obtain such consents or approvals would not have a material adverse effect on (a) the Company and its subsidiaries, taken as a whole, or (b) Intel's ability to consummate the transactions contemplated by the Merger Agreement), and (iii) no statute, rule, regulation, decree, order or injunction shall have been promulgated, enacted, entered or enforced by any United States governmental agency or authority or court which remains in effect and prohibits, restrains, enjoins or restricts the consummation of the Merger or makes the acquisition or holding by Intel, its subsidiaries or affiliates of the Shares or the shares of common stock of the Surviving Corporation illegal. The obligations of Intel and Purchaser to effect the Merger are also subject to (i) the representations and warranties of the Company being true as of the closing date of the Merger, and (ii) the Company having complied with the obligations to be performed by it under the Merger Agreement. The obligations of the Company to complete the Merger is also subject to (i) the representations and warranties of Intel and Purchaser being true as of the closing date of the Merger, and (ii) each of Intel and Purchaser having performed its obligations to be performed by it under the Merger Agreement.

     Third Party Acquisition. Pursuant to the Merger Agreement, the Company has agreed it will not initiate, solicit or otherwise encourage or facilitate any proposal for a Third Party Acquisition (as defined) of the Company. The Company also agreed not to provide confidential information or engage in discussion with any person regarding a Third Party Acquisition unless required to do so in order to comply with the fiduciary duties of the Board of Directors of the Company. The Company agreed to promptly notify Intel regarding any proposals, negotiations or inquiries regarding a Third Party Acquisition. The Company may only accept a proposal regarding a Third Party Acquisition if (i) the Board of Directors of the Company determines in good faith that it is necessary to do so in order to comply with its fiduciary duties, (ii) such proposal, among other things, is reasonably capable of being completed and is more favorable to the Company's shareholders than the Merger, (iii) the Company has provided written notice to Intel regarding the material terms of such proposed Third Party Acquisition, (iv) Intel has not, within five business days of receiving such notice, made an offer which is as favorable to the Company's stockholders as such proposal, and (v) the Company has made the first payment to Intel described in the last sentence of the following paragraph.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof, (i) by the mutual consent of Intel and the Company; (ii) by either Intel or the Company if any non-appealable order has been entered permanently restraining the Merger;
(iii) by the Company if, (a) prior to the purchase of Shares pursuant to the Offer, the Company enters into a definitive agreement providing for an acquisition of the Company by a third party on terms superior to the Offer and the Company makes the first payment described in the last sentence of this paragraph, (b) Intel breaches or fails in any material respect to perform or comply with any of the material covenants and agreements in the Merger Agreement or breaches its representations and warranties in any material respect and such failure is not cured prior to the earlier of twenty days after notice of such breach is given or two days before the Offer expires, or (c) after October 31, 1997, Intel fails to purchase any Shares pursuant to the Offer, provided that the Company is not in material breach of the Merger Agreement; or (iv) by Intel if, (a) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Intel, its approval or recommendation of the Offer, the Merger Agreement or the Merger, (b) it shall have terminated the Offer without purchasing any Shares thereunder, provided that Intel has not failed to purchase the Shares in the Offer in breach of the terms thereof, (c) there has been a material breach by the Company of any representation, warranty, covenant or agreement that is not cured within twenty days after notice of such breach is given, and (d) after January 15, 1998, the Merger has not been consummated and no material breach of the Merger Agreement by Intel is the proximate cause of such failure to consummate the Merger. Upon the termination of the Merger Agreement under certain circumstances where a proposal for a Third Party Acquisition has been made, the Company shall pay to Intel $5,000,000 and, if a Third Party Acquisition is consummated, an additional $8,000,000.

     Amendment and Waiver. The Merger Agreement can only be amended by a written agreement executed by the parties.

     Expenses. Except as described below, each party will bear its own expenses in connection with the Offer and the Merger. Upon termination of the Merger Agreement, under certain circumstances the Company has agreed to pay Intel $2,000,000 to reimburse Intel for its costs and expenses in connection with the Offer and the Merger.

     Rights Agreement. The Board of Directors of the Company has made a determination that the Merger Agreement and the transactions contemplated thereby are at a price and on terms which are adequate and are otherwise in the best interests of the Company and its stockholders. Therefore, the Offer is a Permitted Offer (as defined in the Rights Agreement) and the Rights shall expire upon the consummation of the Merger.

Interests of Certain Persons in the Merger

     Except as described below, each outstanding stock option (an "Option") granted under the Company's Amended and Restated 1994 Stock Option Plan will be assumed and automatically converted in accordance with the terms of the Merger Agreement and the Amended and Restated 1994 Stock Option Plan into options to purchase shares of common stock of Intel (an "Intel Option"). Each Option to purchase a share will be converted into an Intel Option to purchase 0.197656 shares of Intel's common stock and the Option's exercise price will be adjusted so that the exercise price per share of an Intel Option will equal the current Option's per share exercise price divided by 0.197656. Unvested Options to purchase 4,922 Shares held by one Director of the Company will not be assumed because the vesting of such Options will be accelerated in connection with the Merger.

     It is anticipated that ten of the Company's executive officers and senior staff members will enter into employment agreements with Intel. Under these agreements unvested Options (and possibly vested Options) granted under the Amended and Restated 1994 Stock Option Plan held by such employees will not be converted into Intel Options. Instead they will be terminated voluntarily by the holders thereof at the effective time of the Merger in exchange for the establishment of non-qualified deferred compensation accounts which will vest on a schedule corresponding to the vesting schedule of their terminated Options. The employment agreements will provide for the immediate vesting of such non-qualified deferred compensation accounts upon the termination for any reason of such executive's employment. The deferred compensation accounts will be in amounts in each case equal to the difference between $17.50 and the exercise price of the executive's Options multiplied by the number of Shares covered by the executive's Options. The value of the deferred compensation accounts (based solely upon the value of unvested Options) for the five most highly compensated executive officers of the Company will be approximately as follows: Mr. Stafford ($1,287,000); Mr. Angelo ($497,023); Mr. Christopher ($452,909); Mr. Jones
($452,917); and Mr. Roffelsen ($497,023).

     The Merger Agreement does not provide for the assumption of any options issued under the Company's Amended and Restated Employee Stock Purchase Plan or the Company's First Amended 1988 Non-Qualified Stock Option Plan for Outside Directors. The vesting of unvested options issued under the Company's First Amended 1988 Non-Qualified Stock Option Plan for Outside Directors will be accelerated prior to the merger. All options issued and outstanding under the Company's Amended and Restated Employee Stock Purchase Plan have already vested according to the terms of such plan. All options issued under the Company's First Amended 1988 Non-Qualified Stock Option Plan for Outside Directors and the Company's Amended and Restated Employee Stock Purchase Plan will terminate unless exercised prior to the Merger.

     As noted above, it is anticipated that the Company's executive officers and senior staff will enter into employment agreements relating to the period following the Merger. Although these agreements have not yet been finalized, it is anticipated that they will generally have terms of from six months to two years, provide for transition bonuses and will contain severance provisions providing for payments of up to one year's salary in connection with certain terminations of employment. Because the compensation packages historically offered by the Company and the compensation packages offered by Intel differ in a number of material respects, comparisons between the compensation paid by the Company and the compensation paid by Intel are difficult. However, it is anticipated that the salary components of such packages will be roughly comparable and the bonuses in the Intel compensation package may, depending on the performance of Intel, result in increased compensation to such employees.

     Pursuant to the Merger Agreement, the Surviving Corporation (or any successor) will indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees, costs and expenses arising out of actions or omissions to the full extent permitted under Delaware law, subject to the Company's Certificate of Incorporation, Bylaws and indemnification agreements, all as in effect on the date of the Merger Agreement. In addition, for not less than six years after the Effective Time, Intel or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance (subject to certain maximum premium payments) or the Company, subject to certain limitations, may purchase such insurance prior to the consummation of the Merger.

  Rights Of Stockholders In The Merger

     No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of the Company who have not sold their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than the Merger Consideration.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 262 INCLUDED HEREWITH IN ANNEX D. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS ARE CONDITIONED ON STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the stockholders of the Company, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the stockholders accept the Offer and tender their Shares.

     As set forth in the Merger Agreement, Purchaser will purchase all Shares tendered prior to the expiration of the Offer if the conditions to the Offer have been satisfied (or waived).

     STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES AND, SUBJECT TO CERTAIN LIMITATIONS, CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER. IN ADDITION, STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES SHOULD NOTE THAT, EVEN IF THE MINIMUM CONDITION IS SATISFIED AND SHARES ARE PURCHASED IN ACCORDANCE WITH THE OFFER, THERE ARE ADDITIONAL CONDITIONS TO THE OBLIGATION OF PURCHASER TO EFFECT THE MERGER. IF THESE CONDITIONS ARE NOT SATISFIED OR WAIVED, THE MERGER MAY NOT BE COMPLETED, AND ANY SHARES NOT TENDERED WOULD REMAIN OUTSTANDING AND WOULD NOT RECEIVE THE MERGER CONSIDERATION. IN SUCH CIRCUM-

STANCES, STOCKHOLDERS MIGHT BE UNABLE TO SELL THEIR SHARES OR TO DO SO AT A PRICE AS FAVORABLE AS THE MERGER CONSIDERATION.

     Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are generally required to approve the Merger. Accordingly, if Purchaser acquires a majority of the outstanding Shares in the Offer, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and effective the Merger without a vote of the Company's stockholders. Intel and the Company have agreed to use their reasonable efforts to take, or to cause to be taken, all actions, and to do, or to cause to be done, and to cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at Midnight, New York City time, on Thursday August 28, 1997, unless the Purchaser extends the period of time for which the Offer is open. If at the scheduled expiration date any conditions to the Offer are unsatisfied which are reasonably capable of being satisfied prior to October 31, 1997, Purchaser has agreed to extend the expiration date, but in no event is Purchaser required to extend the expiration date beyond October 31, 1997. A copy of the press release issued by Intel on July 27, 1997 announcing the Merger and the Offer is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION

     Background of the Offer. Intel has been developing a 2D/3D graphics component for the desktop PC market segment. Lockheed-Martin Corporation is providing certain 2D/3D technology for that project. The Company is the subcontractor to Lockheed-Martin Corporation for providing 2D and video engineering elements. As consideration for the 3D, 2D and video technology being licensed to Intel, Intel has agreed to pay a royalty to Lockheed-Martin Corporation for the products sold under the agreement. As a subcontractor to Lockheed-Martin, the Company has the contractual right with Lockheed-Martin to receive a portion of those royalty payments for the use of the Company's 2D and video technology. During the course of development of the component, the Company and Intel have had various discussions about other possible strategic ties between them.

     On May 8, 1997, Jim Stafford, the Company's President and CEO, met with representatives of Intel, including Leslie L. Vadasz, Senior Vice President of Corporate Development, Arvind Sodhani, Vice President and Treasurer and Steve Nachtsheim, Vice President, and Larry Palley, Director of Business Development, Platform Components Division, to discuss the relationship between the companies. Intel's representatives asked Mr. Stafford if the Company would be willing to explore the possibility of an acquisition. Mr. Stafford stated that he would discuss it with the Company's Board of Directors.

     On May 15, 1997, at a regular meeting of the Board of Directors of the Company, Mr. Stafford described to the Board the discussions he had had with Intel's representatives. The Board authorized Mr. Stafford to engage in further discussions with Intel regarding the possibility of a merger. On May 16, 1997, the Company formally asked the investment banking firm of Hambrecht & Quist LLC ("H&Q") to begin providing advice to the Company in connection with its discussions with Intel.

     On June 5, 1997, representatives of Intel, including Pat Gelsinger, Vice President, Mr. Nachtsheim, Randy Tinsley, Assistant Treasurer responsible for Mergers & Acquisitions, and Mr. Palley met with representatives of the Company, including Mr. Stafford, Morris Jones, Chief Technical Officer, Tim Christofferson, Chief Financial Officer, Jeffery Anne Tatum, Vice President and General Counsel, and Larry Roffelson, Vice President of Engineering, at the Company's headquarters in San Jose, California to learn more about the Company's business. Following this meeting, Messrs. Gelsinger, Tinsley and Palley met with Messrs. Stafford and Jones to discuss generally the goals and objectives of a possible acquisition of the Company by Intel and the some of the potential general terms and conditions that might apply to such a transaction.

     During the next several weeks, discussions among management representatives of the two companies were held. During these meetings, non-public information about the companies' strategic plans and products was exchanged. During this time, information was also provided by the Company to H&Q to assist it in its preparation of a negotiation strategy and valuation arguments for the Company.

     On June 16, 1997, representatives of H&Q, the management of the Company, and the Company's outside legal counsel met with the Company's Board of Directors to discuss the Company's negotiation strategy and valuation arguments. The Board and its advisers also discussed the Company's alternatives, Intel's alternatives and information concerning pricing in other recent merger and acquisition transactions. After H&Q left the meeting, the Company's outside legal counsel advised the Board with respect to its fiduciary duties in considering an acquisition proposal.

     On June 17, 1997, Mr. Tinsley visited Mr. Stafford at the Company's headquarters and, with Mr. Gelsinger participating by telephone, discussed in more detail some of the potential terms and conditions of an acquisition of the Company by Intel.

     On June 25, 1997, Mr. Stafford, Ms. Tatum, and representatives of H&Q met with Messrs. Tinsley and Gelsinger of Intel to discuss valuation issues.

     On June 26, 1997, at the regular meeting of the Board of Directors of the Company, representatives of H&Q and the Company's outside legal counsel met with the Board. The H&Q representatives reviewed in detail the presentation they had made to Intel and the comments they had received from Intel's representatives, and discussed negotiating strategy and valuation issues with the Board. Following the departure of the representatives of H&Q from the meeting, the Company's outside legal counsel discussed with the Board its fiduciary duties in connection with the potential transaction.

     Between June 26 and July 10, 1997, Mr. Stafford held a number of telephone conversations with representatives of Intel. On July 10, 1997, Mr. Stafford met with Mr. Tinsley and Mr. Vadasz, who told Mr. Stafford that they were considering presenting to Intel's Board on July 16, 1997, a request for authority to make a $400 million purchase proposal. On July 14, 1997 the Board of Directors of the Company met with outside legal counsel and representatives of H&Q to review the status of the discussions between the parties and to consider strategy. During the meeting, an outline was drafted to clarify the Company's expectations concerning the proposal of Intel management to Intel's Board. On July 15, Mr. Stafford met with Messrs. Tinsley, Vadasz and Sodhani to review the outline.

     On July 16, 1997, Mr. Tinsley called Mr. Stafford following Intel's Board meeting and communicated to Mr. Stafford that Intel was prepared to propose an acquisition of the Company at a price of $16.00 per Share. That evening, the Company's Board met with outside legal counsel and representatives of H&Q to consider Intel's proposal. The Board instructed Mr. Stafford to reject the proposal and he did so.

     On July 17 and 18, 1997, representatives of H&Q held discussions with representatives of the Company and separately with representatives of Intel. On July 18, 1997, at a regular meeting of the Company's Board of Directors, the Board reviewed management's stand alone operations plan for fiscal 1998 and 1999. The Board and management of the Company discussed the status of the negotiations with Intel, including the fact that Intel and the Company were not in agreement concerning the valuation of the Company.

     On July 19 and 20, 1997, Mr. Stafford and Mr. Vadasz had several telephone conversations about Intel's proposal and why it was unacceptable to the Company.

     On July 21, 1997, the Company's Board met to discuss the status of negotiations. Subsequently, Mr. Stafford and Ms. Tatum met with Messrs. Tinsley, Vadasz and Sodhani to discuss the difference between the two companies' views of valuation. The meeting ended without a resolution.

     Late in the evening of July 21, 1997, Mr. Stafford and Mr. Vadasz spoke by telephone and concluded that if an acquisition were to occur, it would be at a price of $17.50 per Share, provided that the results of due diligence were satisfactory and agreement on other outstanding issues and conditions could be reached, and provided that both companies' Boards approved. On July 22, 1997, Mr. Stafford spoke with each of the Company's Board members by telephone and was authorized to commence negotiations of a definitive agreement, subject to Board approval.

     Between July 22, 1997 and July 27, 1997, Intel conducted due diligence and representatives of the parties negotiated the terms and conditions of the definitive merger agreement. Mr. Stafford kept the Board apprised of the status of the negotiations.

     On July 27, 1997, the Board of Directors of the Company met with legal counsel and representatives of H&Q. The Board reviewed the terms and conditions of the Offer and the Merger Agreement. In addition, H&Q delivered a presentation to the Board on the financial aspects of the Offer and the Merger, and delivered its opinion that, as of the date thereof, the consideration to be received by the holders of the Company's Common Stock in the Offer and the Merger was fair to such holders from a financial point of view. In addition, the Company's outside legal counsel reviewed the principal legal terms and conditions of the Offer and the Merger Agreement. Following discussion of the proposed Offer and Merger, the Board unanimously approved the Offer and the Merger and unanimously resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

     Reasons for the Recommendation. In reaching its recommendation set forth above, the Board considered a number of factors, including, but not limited to the following:

     (i) historical information concerning the Company's business prospects, financial performance and condition, operations, technology, management and competitive position;

     (ii) the financial condition, results of operations, business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

     (iii) current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company;

     (iv) the consideration to be received by the Company stockholders in the Offer and the Merger and a comparison of merger and acquisition transactions deemed to be comparable to the Offer and the Merger or otherwise relevant to the Board's deliberations;

     (v) the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations;

     (vi) the performance of the Company on a historical basis and the prospects and risks of the Company going forward as an independent company;

     (vii) the potential for other third parties, particularly those with sufficient resources and complementary technology, to acquire the Company;

     (viii) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits and risks to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing any of such alternatives;

     (ix) the presentation to the Board by H&Q at the July 27, 1997 Board meeting;

     (x) the written opinion of H&Q to the effect that, as of the date of the opinion, the $17.50 in cash to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The full text of this written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY;

     (xi) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Superior Proposal (as defined in the Merger Agreement) to acquire the Company, and the Company may terminate the Merger Agreement and accept any such Superior Proposal subject to the Company's obligation to pay the termination fee as described in the Merger Agreement;

     (xii) the relationship of the Offer price to historical market prices of the Company's Common Stock and to the Company's book value and liquidation value per share, and the fact that the Offer price of $17.50 represented a premium of 25% over the last sale price of the Company's Common Stock on July 25, 1997 (the last trading day before the announcement of the Merger Agreement), a premium of approximately 30% over the average last sale price of the Company's Common Stock during the preceding week, a premium of approximately 46% over the average last sale price of the Company's Common Stock during the preceding month, a premium of approximately 28% over the average last sale price of the Company's Common Stock during the preceding 12 months, and a premium of approximately 65% over the average last sale price of the Company's Common Stock during the preceding 36 months;

     (xiii) the likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Intel and the risks to the Company if the acquisition were not consummated, including (a) the Company's sales and operating results, (b) progress of certain development projects and products, and (c) the Company's stock price; and

     (xiv) the availability of appraisal rights in the Merger under applicable law.

In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable, and did not, quantity or otherwise attempt to assign relative weights to the factors it considered.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF H&Q IS FILED AS EXHIBIT
(a)(2) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX C. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES (OTHER THAN INTEL) PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to a letter agreement dated July 23, 1996 between the Company and H&Q, the Company has agreed to pay H&Q, upon any sale of the Company (as defined therein), 1.2% of the aggregate transaction value. The Company has agreed to reimburse H&Q for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements to its legal counsel. The Company has also agreed to indemnify H&Q and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

     To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange
Act) pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer or a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition or securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     A complaint has been filed in Delaware Chancery Court by a stockholder of the Company, New York Apple Sales Inc., Profit Sharing Plan, on its own behalf and on behalf of the other stockholders of the Company, against the Company and its directors alleging a breach of fiduciary duty by the directors in approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The claim seeks either to enjoin or rescind the Offer and the Merger. The Company and its directors believe the claim is without merit and intend to vigorously defend against it.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Press release issued by Intel on July 28, 1997.
(a)(2)   Opinion of H&Q dated July 27, 1997.(1)
(a)(4)   Letter to Stockholders dated August 1, 1997 from James F. Stafford,
         President and Chief Executive Officer of the Company.*
(a)(5)   Text of Section 262 of the Delaware General Corporation Law.(2)
(c)(1)   Agreement and Plan of Merger, dated as of July 27, 1997, among Intel, the
         Purchaser and the Company.(3)
(c)(2) Form of Indemnity Agreement between the Company and each of its Directors and Executive Officers. (4)
(c)(3)   Certificate of Incorporation of the Company, as amended to date.(4)
(c)(4)   Restated Bylaws of the Company.(5)
(c)(5)   The Company's Information Statement pursuant to Section 14(f) of the
         Exchange Act and Rule 14f-1 thereunder.(6)

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex C.

(2) Attached hereto as Annex D.

(3) Attached hereto as Annex B.

(4) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(5) Incorporated by reference to an exhibit to the Company's Registration Statement No. 33-8005, effective October 8, 1986.

(6) Attached hereto as Annex A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          CHIPS AND TECHNOLOGIES, INC.

                                          By: /s/ JEFFERY ANNE TATUM
                                            ------------------------------------
                                            Jeffery Anne Tatum
                                            Secretary, Vice President and
                                              General Counsel

                               INDEX TO EXHIBITS

                                                                               SEQUENTIALLY
EXHIBIT                                                                          NUMBERED
NUMBER                                   EXHIBITS                                  PAGE
-------    --------------------------------------------------------------------
(a)(1)     Press release issued by Intel on July 28, 1997.
(a)(2)     Opinion of H&Q dated July 27, 1997.(1)
(a)(4)     Letter to Stockholders dated August 1, 1997 from James F. Stafford,
           President and Chief Executive Officer of the Company.*
(a)(5)     Text of Section 262 of the Delaware General Corporation Law.(2)
(c)(1)     Agreement and Plan of Merger, dated as of July 27, 1997, among
           Intel, the Purchaser and the Company.(3)
(c)(2)     Form of Indemnity Agreement between the Company and each of its
           Directors and Executive Officers.(4)
(c)(3)     Certificate of Incorporation of the Company, as amended to date.(4)
(c)(4)     Restated Bylaws of the Company.(5)
(c)(5)     The Company's Information Statement pursuant to Section 14(f) of the
           Exchange Act and Rule 14f-1 thereunder.(6)

---------------

 *  Included in copies mailed to stockholders.

(1) Attached hereto as Annex C.

(2) Attached hereto as Annex D.

(3) Attached hereto as Annex B.

(4) Incorporated by reference to an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990.

(5) Incorporated by reference to an exhibit to the Company's Registration Statement No. 33-8005, effective October 8, 1986.

(6) Attached hereto as Annex A.